UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Novume Solutions, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

67012D106
(CUSIP Number)

Avon Road Partners, L.P., Connecticut Ave NW, Washington, DC 20008 Attn: Robert A. Berman (703) 953-3838
(Name, address and telephone number of person authorized to receive notices and communications)

December 10, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .o

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 67012D106	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Avon Road Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,440,104(2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,440,104(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,440,104(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7(2)
14	TYPE OF REPORTING PERSON PN

(1)
See Item 3 below.

(2)
See Item 5 below.

CUSIP No. 67012D106	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Robert A. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	22,000
SHARES BENEFICIALLY	8	SHARED VOTING POWER	4,440,104(2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	22,000
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	4,440,104(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,462,104(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8(2)
14	TYPE OF REPORTING PERSON IN

(1)
See Item 3 below.

(2)
See Item 5 below

CUSIP No. 67012D106	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Avon Road Partners, L.P., a Delaware limited partnership (“Avon”) and Robert A. Berman, a United States Citizen (“Mr. Berman”, and collectively with Avon, the “Reporting Persons”) on September 7, 2017, relating to the beneficial ownership of shares of common stock, par value $0.0001 per share, of Novume Solutions, Inc. (the “Company”).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D

ITEM 1. Security and Issuer.

The securities to which this amended Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Novume Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151.

ITEM 2. Identity and Background.

(a), (b), (c), (d), (e) and (f). This Schedule 13D is being jointly filed by Avon and Mr. Berman. Mr. Berman is the general partner of Avon. The principal business of Avon is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. Mr. Berman’s principal occupation is serving as a Director on the Board of Directors of the Issuer and is also the Chief Executive Officer and President of the Issuer. The business address of Avon is 2029 Connecticut Ave. NW, Washington, DC 20008. Mr. Berman’s business address is identical to the business address of the Issuer as reported in Item 1 above. The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were they a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Common Shares reported in this Schedule 13D are the subject of (i) Mr. Berman’s purchase of 22,000 Common Shares of the Issuer on the open market, at a purchase price of $0.8466 per Common Share, on November 16, 2018; (ii) Avon’s exercise of options (the “Options”) to purchase 2,725,836 Common Shares of the Issuer from Mr. James K. McCarthy at an exercise price of $0.5155 per Common Share, and 1,593,021 Common Shares of the Issuer from Dr. Richard Nathan at an exercise price of $0.5155 per Common Share, on December 10, 2018, pursuant to the Amended and Restated Option Agreement by and between Avon, Dr. Richard Nathan, and Mr. James K. McCarthy (the “Amended and Restated Option Agreement”), the form of which was previously filed with the Securities and Exchange Commission (the “SEC”) by the Issuer; and (iii) Avon’s exercise of a warrant to purchase 121,247 Common Shares of the Issuer at an exercise price of $1.031 (the “Avon Warrant”) on December 5, 2017, the form of which was previously filed with the SEC by the Issuer. The Amended and Restated Option Agreement and the Avon Warrant were entered into and issued, respectively, in connection with the closing of the merger transactions on August 28, 2017 (the “Mergers”) contemplated by that certain Second Amended Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 12, 2017, by and among the Issuer, KeyStone Solutions, Inc., Brekford Traffic Safety, Inc., Brekford Merger Sub, Inc., and KeyStone Merger Sub, LLC, as reported by the Issuer in its Current Report on Form 8-K as filed with the SEC on August 29, 2017.

The securities held by Avon were purchased with funds held by Avon. The securities held by Berman were purchased with personal funds of Berman.

ITEM 4. Purpose of Transaction.

All of the securities owned by the Reporting Person have been acquired for investment purposes. The Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Pursuant to the Amended and Restated Option Agreement issued in connection with the Mergers, Avon exercised the option to purchase 2,725,836 Common Shares of the Issuer from Mr. McCarthy at a price of $0.5155 per share, and 1,593,021 Common Shares of the Issuer from Dr. Nathan at a price of $0.5155 per share. Pursuant to the Avon Warrant, Avon also exercised a warrant to purchase 121,247 Common Shares of the Issuer at a price of $1.031 per share.

In addition, in the future there may be additional issuances of stock options, restricted stock, restricted stock units, or other equity grants to Mr. Berman in connection with his employment by the Issuer which could result in the acquisition of additional beneficial ownership of Common Shares of the Issuer by Mr. Berman.

The Reporting Persons also reserve the right to purchase additional Common Shares or to dispose of Common Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.

It is the current intent of the Issuer to continue to grow through strategic acquisitions, and as a member of the Board and Chief Executive Officer, Mr. Berman participates in the review and evaluation of potential transactions and the consideration used, including Common Shares of the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Pursuant to the Amended and Restated Option Agreement issued in connection with the Mergers, Avon exercised the option to purchase 2,725,836 Common Shares of the Issuer from Mr. McCarthy at a price of $0.5155 per share, and 1,593,021 Common Shares of the Issuer from Dr. Nathan at a price of $0.5155 per share. Pursuant to the Avon Warrant, Avon also exercised a warrant to purchase 121,247 Common Shares of the Issuer at a price of $1.031 per share. Each Reporting Person disclaims beneficial ownership with respect to any Common Shares other than the shares owned directly and of record by such Reporting Person, except to the extent of any pecuniary interest therein with respect to each such Reporting Person.

CUSIP No. 67012D106	SCHEDULE 13D	Page 5 of 7 Pages

Avon may be deemed to be the beneficial owner with shared voting and dispositive power of 4,440,104 Common Shares in the aggregate, or 23.7% of the class of securities, as previously disclosed in the Form 4 filed with the SEC on August 30, 2017 by the Reporting Persons (the “Reporting Persons’ Form 4”).

Mr. Berman may be deemed to be the beneficial owner of 4,462,104 Common Shares in the aggregate, or 23.8% of the class of securities. Mr. Berman has the power to vote and direct the vote of and to dispose or direct the disposition of 22,000 Common Shares, as previously disclosed in the Form 4/A filed with the SEC on November 26, 2018 by Mr. Berman. As the general partner of Avon, Mr. Berman may be deemed to share with Avon (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 4,440,104 Common Shares beneficially owned by Avon, or 23.7% of the class of securities, as previously disclosed in the Reporting Persons’ Form 4.

The calculation of percentage ownership is based on 18,767,619 Common Shares outstanding as of November 9, 2018, as reported on the Issuer’s Quarterly Report for the period ended September 30, 2018.

(c) During the last 60 days, the following transactions in the Issuer’s Common Shares by the Reporting Persons occurred, as previously reported in the Form 4/A filed with the SEC on November 26, 2018 by Mr. Berman and the Form 4 filed with the SEC on December 11, 2018 by the Reporting Persons:

Purchaser	Trade Date	Purchase of Common Shares	Price Per Share ($)
Robert Berman	11/16/2018	22,000(1)	$0.8466
The Reporting Persons	12/10/2018	2,725,836(2)	$0.5155
The Reporting Persons	12/10/2018	1,593,021(3)	$0.5155

1.
Purchased on the open market.

2.
Pursuant to the Amended and Restated Option Agreement, the Reporting Persons exercised their right to purchase the Common Shares from Mr. McCarthy.

3.
Pursuant to the Amended and Restated Option Agreement, the Reporting Persons exercised their right to purchase the Common Shares from Dr. Nathan.

Other than the foregoing, no transactions in the Issuer’s Common Shares have been effected by the Reporting Persons in the last sixty (60) days.

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Mr. McCarthy and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for the Amended and Restated Avon Road Option Agreement as set forth above in Item 3 and Item 5 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

CUSIP No. 67012D106	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: December 21, 2018

AVON ROAD PARTNERS, L.P.

By:	Robert A. Berman, its General Partner

/s/ Robert A. Berman
Robert A. Berman
General Partner

ROBERT A. BERMAN, INDIVIDUALLY

/s/ Robert A. Berman
Robert A. Berman

CUSIP No. 67012D106	SCHEDULE 13D	Page 7 of 7 Pages

Exhibit Index

Exhibit 99.1
Joint Filing Agreement dated December 13, 2018